Exhibit (a)(1)(v)

ROYCE GLOBAL VALUE TRUST, INC.

745 FIFTH AVENUE

NEW YORK, NEW YORK 10151

DEAR STOCKHOLDER:

At a meeting held on October 9, 2020, the Board of Directors (the “Board”) of Royce Global Value Trust, Inc. (the “Fund”) approved a tender offer to purchase up to 40% of the Fund’s issued and outstanding shares of common stock as of October 12, 2020. The offer is for cash at a price equal to the Fund’s net asset value (“NAV”) per share as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on December 17, 2020, or if the Offer is extended, on the trading day immediately following the day to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering stockholders with a benefit to the extent that the tender price is above the trading price of the Fund’s shares of common stock. The deadline for participating in the Offer is 11:59 p.m., New York City time, December 16, 2020, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on December 17, 2020, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the trading day immediately after the Termination Date. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted promptly after the Termination Date.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender of such shares for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of October 12, 2020, the Fund’s NAV per share was $14.48, and 10,503,470 shares were issued and outstanding as of such date. As of such date, 40% of the Fund’s issued and outstanding shares amounted to 4,201,388 shares. The Fund’s NAV per share through the Pricing Date may be obtained by contacting Innisfree M&A Incorporated, the Fund’s Information Agent, toll-free at (877) 456-3442.

None of the Fund, its Board, or Royce & Associates, LP, the Fund’s investment adviser, makes any recommendation as to whether or not stockholders should tender their Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and accompanying materials carefully and to make his, her, or its own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Innisfree M&A Incorporated, the Fund’s Information Agent, toll-free at (877) 456-3442.

Sincerely,

ROYCE GLOBAL VALUE TRUST, INC.

October 28, 2020